                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


                                Biomatrix, Inc.
- -------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $.0001 par value
- -------------------------------------------------------------------------------
                        (Title or Class of Securities)

                                  09060P-10-2
- -------------------------------------------------------------------------------
                                (CUSIP Number)

            Rory B. Riggs                      Justin P. Morreale, Esq.
            Biomatrix, Inc.                    Bingham, Dana & Gould LLP
            65 Railroad Avenue                 150 Federal Street
            Ridgefield, NJ 07657               Boston, MA 02110
            (201) 945-9550                     (617) 951-8000
- -------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 2, 1996
- -------------------------------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 6 Pages)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 2 of 6 Pages)

- -----------------------
  CUSIP NO. 09060P-10-2                 13D                PAGE 3 OF 6 PAGES
- -----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Rory B. Riggs

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    Not Applicable.                                           (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO
      ITEMS 2(D) OR 2(E)
      Not Applicable.              [_]
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America

- ------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
     SHARES               600,000 -- 5.8%     (See Item 5)
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
      OWNED BY
       EACH               None.
    REPORTING      -----------------------------------------------------------
       PERSON             SOLE DISPOSITIVE POWER
                     9
       WITH               600,000 -- 5.8%     (See Item 5)
                    -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          None.
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      600,000 -- 5.8%     (See Item 5)

- ------------------------------------------------------------------------------

CUSIP NO. 09060P-10-2                 13D                PAGE 4 OF 6 PAGES

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    SHARES
      (See Instructions)            [_]
      Not Applicable.
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.8%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN

- ------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER:

     This Statement (this "Schedule 13D") relates to the common stock, $.0001 par value per share ("Common Stock"), of Biomatrix, Inc., a Delaware corporation ("Biomatrix"), the principal executive offices of which are located at 65 Railroad Avenue, Ridgefield, New Jersey 07657.

ITEM 2.   IDENTITY AND BACKGROUND:

     (a) The name of the person filing this Schedule 13D is Rory B. Riggs (the "Reporting Person").

     (b) The business address of the Reporting Person is c/o Biomatrix, Inc., 65 Railroad Avenue, Ridgefield, New Jersey 07657.

     (c) The present principal occupation of the Reporting Person is President of Biomatrix, Inc., 65 Railroad Avenue, Ridgefield, New Jersey 07657.

     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States of America.

CUSIP NO. 09060P-10-2                 13D                PAGE 5 OF 6 PAGES

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     The Reporting Person purchased 300,000 shares of Common Stock of Biomatrix in a private purchase from Biomatrix on September 7, 1995, for an aggregate consideration of $1,830,900. The Reporting Person purchased an additional 200,000 shares of Common Stock of Biomatrix in a private purchase from Biomatrix on April 2, 1996, for an aggregate consideration of $2,450,000, which consideration consisted of a promissory note of the Reporting Person due April 2, 2000 payable for such amount and incurring simple interest at an annual rate of 6% secured by the shares purchased in connection therewith. Each of the above-described purchases of Common Stock of Biomatrix occurred at the principal executive offices of Biomatrix. The remaining 100,000 shares of Common Stock of Biomatrix beneficially owned by the Reporting Person constitute shares issuable upon exercise of options exercisable within 60 days of the date of this Schedule 13D, which options were granted to the Reporting Person pursuant to Biomatrix's 1984 Stock Option Plan, as amended.

ITEM 4.   PURPOSE OF TRANSACTION:

     The Reporting Person acquired securities of Biomatrix for investment purposes and has no plans or proposals of the type for which disclosure is required pursuant to this item.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER:

     The Reporting Person owns beneficially a total of 600,000 shares of Common Stock of Biomatrix (including 100,000 shares issuable upon exercise of options exercisable within 60 days of the date of this Schedule 13D), representing approximately 5.8% of the outstanding shares of Common Stock of Biomatrix. The Reporting Person has sole power to vote and dispose of such shares.

     Other than the 200,000 shares of Common Stock of Biomatrix purchased by the Reporting Person on April 2, 1996, the Reporting Person has engaged in no transaction in the securities of Biomatrix. No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the shares of Common Stock of Biomatrix reported in this Schedule 13D.

CUSIP NO. 09060P-10-2                 13D                PAGE 6 OF 6 PAGES

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     The Reporting Person purchased 200,000 shares (the "Shares") of Common Stock of Biomatrix in a private purchase from Biomatrix on April 2, 1996. As consideration for the Shares, Mr. Riggs delivered to Biomatrix a promissory note due April 2, 2000 payable to Biomatrix in the amount of $2,450,000 and incurring simple interest at an annual rate of 6% (the "Note"). Pursuant to a Stock Pledge Agreement entered into by the Reporting Person and Biomatrix, the Reporting Person pledged the Shares to Biomatrix as security for the Note. Under such agreement, the number of Shares subject to such pledge shall be reduced on a pro rata basis upon the Reporting Person's repayment of any part of the amount owed to Biomatrix under the Note. The Shares are subject to additional conditions set forth in a Restricted Stock Purchase Agreement between the Reporting Person and Biomatrix, which provides that, in the event of termination of the Reporting Person's employment or consultancy, Biomatrix may repurchase, at $12.25 per share plus any interest accrued thereon, any of Shares that have not been released in accordance with the schedule set forth in such agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS:

     Exhibit No.    Description
     -----------    -----------

     1. Restricted Stock Purchase Agreement, dated as of April 2, 1996, between Biomatrix and the Reporting Person.

     2. Secured Promissory Note, dated April 2, 1996, between Biomatrix and the Reporting Person.

     3. Stock Pledge Agreement, dated as of April 2, 1996, between Biomatrix and the Reporting Person.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   6/10/96
                                   ----------------------------------
                                              (Date)


                                   /s/ Rory B. Riggs
                                   ----------------------------------
                                             (Signature)


                                   Rory B. Riggs
                                   ----------------------------------
                                             (Name/Title)